UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-70651 |

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                MM/DD/YY                  MM/DD/YY

---

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: American Alternative Capital, LLC.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3909 Research Park Drive, Suite #250

(No. and Street)

| Ann Arbor | MI | 48108 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Jason Kavanaugh | 734-883-5440 | jason@americanaltcap.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

---

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**OHAB AND COMPANY, PA**

(Name – if individual, state last, first, and middle name)

| 100 E SYBELIA AVENUE SUITE 130 | MAITLAND | FL | 32751 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| JULY 28, 2004 | 1839 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
| --- |
|  |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Jason Kavanaugh _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of American Alternative Capital, LLC _____, as of 12/31 _____, 2025 is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SOLEIL GARCIA-JOHNSON
NOTARY PUBLIC, STATE OF MI
COUNTY OF WAYNE
MY COMMISSION EXPIRES Jul 1, 2032
ACTING IN COUNTY OF Washtenaw

Signature:

Title: President & CEO

Notary Public

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# American Alternative Capital, LLC

Financial Statements and Supplemental Schedule

For the Period January 1, 2025 to December 31, 2025

# American Alternative Capital, LLC

## Table of Contents

| | |
|---|---|
| Statement of Financial Condition | 1 |
| Statement of Income | 2 |
| Statement of Changes in Members' Equity | 3 |
| Statement of Cash Flow | 4 |
| Notes to Financial Statements | 5 |
| Schedule I – Computation of Net Capital | 9 |
| Schedule II – Computation for Determining of Reserve Requirements | 10 |
| Schedule III – Information Relating to Possession or Control Requirements | 10 |

**Ohab and Company, P.A.**

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
## AMENDMENT JUNE 15, 2026

To the Member
of American Alternative Capital, LLC

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Alternative Capital, LLC as of December 31, 2025, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of American Alternative Capital, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of American Alternative Capital, LLC management. Our responsibility is to express an opinion on American Alternative Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to American Alternative Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Requirements Pursuant to Rule 15c3-1, Schedule II, Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of American Alternative Capital, LLC's financial statements. The supplemental information is the responsibility of American Alternative Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Requirements Pursuant to Rule 15c3-1, Schedule II, Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

*Ohab and Company, PA*

We have served as American Alternative Capital, LLC's auditor since 2022.

Maitland, Florida

April 14, 2026

June 15, 2026, Except for Note 10 and Schedule I, correction of ROU asset application that reduced net capital from $6,074 to the firm's minimum net capital requirement.


**American Alternative Capital, LLC**
**Statement of Financial Condition**
**December 31, 2025**


**ASSETS**

| | | | |
|---|---|---|---:|
| Current Assets | | | |
| | Checking/Savings | | 31,867 |
| Other Current Assets | | | |
| | Accounts Receivable | | 1,740 |
| | Taxes Receivable | | 7,000 |
| | Rec from Sponsors | | 9,731 |
| | Prepaid Expenses | | 79,164 |
| | Other Assets(ROU) | | 56,985 |
| | Fixed Assets (Net of Accumulated Depreciations of $1,407) | | 5,761 |
| **TOTAL ASSETS** | | | **192,249** |

**LIABILITIES & EQUITY**

| | | | |
|---|---|---|---:|
| Liabilities | | | |
| | Current Liabilities | | |
| | Accounts Payable | | 20,582 |
| | Payable to Sponsors | | 9,731 |
| | Lease Liability(ROU Current) | | 17,294 |
| | Long Term Liabilities | | |
| | Lease Liability(ROU NoCurrent) | | 43,505 |
| **Total Liabilities** | | | **91,113** |
| Equity | | | |
| | Distribution | | (460,501) |
| | Return of Capital | | (60,000) |
| | Members' Equity | | 60,000 |
| | Retained Earnings | | 282,961 |
| Total Equity | Net Income | | 278,676 |
| **TOTAL Equity** | | | **101,136** |
| **TOTAL LIABILITIES & EQUITY** | | | **192,249** |

` 

# American Alternative Capital, LLC
## Statement of Income
## For the Period January 1, 2025 to December 31, 2025

|  | Jan - Dec 25 |
|---|---|
| **Ordinary Income/Expense** | |
| **Income** | |
| MBD Retainer Fee | 17,500 |
| Due Diligence | 7,356 |
| Wholesaler | 37,564 |
| Sponsorship & Conference Income | 1,750 |
| Commission Income | 54,436 |
| Dealer Manager Fee | 1,087,063 |
| Conference Event Shared Expense | 42,000 |
| **Total Income** | 1,247,668 |
| | |
| **Expense** | |
| HR & Employee Costs | 14,000 |
| Business Development | 30,159 |
| Depreciation Expense | 852 |
| Conference Expense | 59,144 |
| Donations | 9,000 |
| Outside Services | 25,935 |
| Payroll | 542,820 |
| Regulatory Fees | 18,025 |
| General & Administrative | 82,804 |
| Tax | 1,600 |
| Travel | 43,666 |
| Technology | 58,163 |
| Professional Fees | 82,824 |
| | 968,993 |
| **Total Expense** | |
| **Net Ordinary Income** | 278,676 |

# American Alternative Capital, LLC
## Statement of Changes in Members' Equity
## For the Period January 1, 2025 to December 31, 2025

| | American Alternative Capital, LLC Statement of Changes in Members' Equity | | | | |
|---|---|---|---|---|---|
| | For the Period January 1, 2025 to December 31, 2025 | | | | |
| | Common Stock | | | | |
| | Shares | Amount | Paid in Capital in Excess of Par Value | Retained Earnings | Total Owners' Equity |
| Balance at Jan. 1, 2025 | 60,000 | | | 212,961 | 212,961 |
| Distribution | | | | (390,501) | (390,501) |
| Net Income | | | | 278,676 | 278,676 |
| Balance at Dec. 31,2025 | 60,000 | - | - | 101,136 | 101,136 |

# American Alternative Capital,
## LLC Statement of Cash Flows
## For the Period January 1, 2025 to December 31, 2025

| | |
|---|---:|
| **Net Income** | 278,676 |
| Furniture/Depreciation | 852 |
| Net ROU Change | (13,480) |
| | 266,048 |
| **Adjustments to reconcile Net Income** | |
| | |
| **Used by Operations:** | |
| Receivables | 217,453 |
| Prepaid expense | (25,163) |
| Accounts payable and accrued expenses | (151,547) |
| **Net Cash Used in Operating Activities** | 40,743 |
| | |
| **Used by Investing Activities** | |
| Purchase of Fixed Asset | (4,605) |
| **Net Cash Used by Investing Activities** | (4,605) |
| | |
| **Used by Financial Activities** | |
| Distribution | (390,501) |
| **Net Cash Used by Financing Activities** | (390,501) |
| | |
| **Net Decrease Cash** | (88,315) |
| | |
| **Cash and Equivalent Beginning of Year** | 120,182 |
| | |
| **Cash Equivalent End of Year** | 31,867 |

## Supplemental Disclosure:

| | |
|---|---:|
| Cash paid for interest | $0 |
| Cash paid for taxes | $1,600 |

( TN DOR Professional Business Tax)

**Note 1 – NATURE OF BUSINESS**

Links Alts Capital, LLC (the "Company") was organized on July 6, 2020, under the laws of Colorado. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Regulatory Authority ("FINRA"). The Company primarily serves as a placement agent between privately held companies seeking to sell private placement securities through financial intermediaries. Links Alts was acquired by Concorde Investment Partners, LLC ("CIP") on July 7, 2022. On June 30, 2023, CIP sold a total of 75 and 1/100 percent (75.1%) of the issued and outstanding membership interests in the Company to, Carpe Diem I, LLC, and is currently operating under the DBA American Alternative Capital, LLC.

**Note 2 – CASH AND CASH EQUIVALENTS**

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions of penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.  Cash balances in excess of FDIC and similar Insurance coverage are subject to the usual banking risks associated with funds in excess of those limits.  On December 31, 2025, the Company had no uninsured cash balances.

**Note 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company operates as the Managing Broker Dealer which functions as the wholesaler for raising funds for an offering. The Company receives commissions as interest are sold and recognizes revenue at the trade date (purchase date) as the Company believes the performance obligation is satisfied because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the interests have been transferred to/from the customer.

Dealer Management Fees represent fees from the sale of investments by other broker dealers which the company processes and are recognized when interests are sold on purchase date (trade date). Referral Fees are received from introductions that result in sales to other broker dealers, and Marketing Revenue are received from promoting business of the offerings and are recognized when it is determined that performance obligations are completed.

Conference Event Shared Expenses

The Company participates with sponsors in hosting events for potential selling firms for which it is reimbursed by the sponsors for costs it incurs.

## Note 4: INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single-member limited liability company rules. All tax effects of the Company's income or loss are passed through to the members of the Company.

The Company is required to file income tax returns in state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved.

## Note 5:  RELATED PARTY TRANSACTION

The Company is subject to an expense sharing agreement ("ESA") with Concorde Investment Partners, LLC, ("CIP") for which it pays Concorde Investment Partners, LLC. $1000/Mo for shared salaries, rent, and insurance. Total paid for 2025 was $12,000, with nothing outstanding on December 31, 2025.

## Note 6: LEASES

The Company leases office space under an operating lease with a term of five years. The Company accounts for leases in accordance with ASC 842 and recognizes a right-of-use ("ROU") asset and corresponding lease liability for leases with terms greater than twelve months. The lease liability is measured at the present value of future lease payments using the Company's estimated incremental borrowing rate, and the ROU asset is initially measured based on the lease liability and subsequently amortized over the lease term. Lease expense is recognized on a straight-line basis over the lease term.

As of December 31, 2025, the Company had an operating lease right-of-use ("ROU") asset of $56,985 and lease liabilities of $60,799, consisting of $17,294 current and $43,505 noncurrent.

## Note 7: ASC 280 SEGMENT REPORTING DISCLOSURE

The Company is engaged in a single line of business as a securities managing broker-dealer, which is comprised of several classes of services, including non-affiliated unregistered offerings. The Company has identified its CEO as the chief operating decision maker ("CODM"), who, along with collaboration

AMENDED JUNE 15, 2026

**American Alternative Capital, LLC**
**Notes to Financial Statements**
**For the Period January 1, 2025 to December 31, 2025**

with the Company's Controller and FinOp, uses net income and balance sheet to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM, Controller and FinOp use excess net capital (see Note 19), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest

profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

**Note 8: COMMITMENTS AND CONTINGENCIES**

The Company has no commitments and contingencies as of the year ended December 31, 2025.

**Note 9: GUARANTEES**

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security

or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2025 or during the year then ended.

**Note 10: NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2025, the Company had net capital of $7,471 which was $2,471 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness $34,127 to net capital was 4.5679 to 1, which is less than the 15 to 1 maximum allowed.

## Note 11: COMPANY CONDITION

The Company had no loss for the year ended December 31, 2025. The Company's owner(s), CIP, and Carpe Diem 1 have agreed to provide capital contributions to the Company as necessary for it to continue operations and to maintain compliance with minimum net capital requirements.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustment for realization in the event the Company ceases to continue as a going concern.

## Note 12: SUBSEQUENT EVENTS

Management has evaluated the Company's subsequent events and transactions that occurred through the date, on which the financial statements were available to be issued, and determined there is no event or subsequent transaction that requires disclosure.

## Note 13: CREDIT LOSSES

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The company had accounts receivable as of December 31, 2024, and 2025 of $235,964 and $1,740, respectively.

AMENDED JUNE 15, 2026

**American Alternative Capital, LLC**

**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of December 31, 2025**

**Computation of Net Capital**

| | | | | |
|---|---|---|---|---|
| Member's Equity | | | | |
| | | $ 101,136 | | |
| **Total member's equity** | | | $101,136 | |
| Less: Non-allowable assets | | | | |
| Receivable from Sponsors (Net of Payables) | $ 1,741 | | | |
| Prepaid expense | $ 79,163 | | | |
| Taxes Receivable | $ 7,000 | | | |
| Accrued Adjustment (Audit) | $ - | | | |
| Furniture and Equipment | $ 5,761 | | | |
| **Total non-allowable assets** | 93,665 | | | |
| **Net capital** | | | **$ 7,471** | |
| **Computation of net capital requirements** | | | | |
| Minimum net capital requirements | | | | |
| 6 2/3 percent of net aggregate indebtedness | | $ 2,275 | | |
| Minimum dollar net capital required | | $ 5,000 | | |
| Net capital required (greater of above) | | | | $ 5,000 |
| **Excess net capital** | | | | $ 2,471 |
| Ratio of aggregate indebtedness to net capital | 4.5679:1 | | | |

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2025.

**American Alternative Capital, LLC**
**Schedule II - Computation for Determining of Reserve**
**Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2025**

A computation of reserve requirements is not applicable to American Alternative Capital, LLC as in reliance on footnote 74 to SEC Release 34-70071, the Company (1) does not and will not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts.

**American Alternative Capital, LLC**
**Schedule III - Information Relating to Possession or Control**
**Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2025**

Information relating to possession or control requirements is not applicable to American Alternative Capital, LLC as in reliance on footnote 74 to SEC Release 34-70071, the Company (1) does not and will not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts.

Ohab and Company, P.A.
100 E. Sybelia Ave. Suite 130
Maitland, FL 32751
Certified Public Accountants
Email: pam@ohabco.com
Telephone 407-740-7311
Fax 407-740-6441

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of American Alternative Capital, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) American Alternative Capital, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively as a placement agent between privately-held companies seeking to sell private placement securities through financial intermediaries. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

American Alternative Capital, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Alternative Capital, LLC's compliance with the provisions of Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

April 14, 2026

# American Alternative Capital, LLC
## Exemption Report

**Link Alts Capital, LLC, DBA American Alternative Capital, LLC,** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. &240.17a-5, Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. &240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R &240.15c3-3, and
2. The Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R &240.17a-5 because the Company Limits its business activities exclusively as a placement agent between privately-held companies seeking to sell private placement securities through financial intermediaries, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

_____

American Alternative Capital, LLC.

I, Jason Kavanaugh, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

**By:**_____
**Title:** President & CEO

DocuSigned by:

*Jason Kavanaugh*
3A0CA3FD81F74C2...

02/23/2026